

06004662



SEC‖ __ISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25628 8532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD D. SCHUBERT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E SAGINAW STREET STE 505
        (No. and Street)

EAST LANSING, MI 48823
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD D SCHUBERT   517-332-5000
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LYLE D HEPFER & CO, PC
        (Name – *if individual, state last, first, middle name*)

715 N CEDAR STREET   LANSING, MI 48906

 (Address)   (City)   (State) **PROCESSED** (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __RICHARD D SCHUBERT__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RICHARD D SCHUBERT, INC__ , as of __DECEMBER 31__ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PAULA HOUSERMAN
NOTARY PUBLIC STATE ...
MY COMMISSION EXPIRES ...
ACTING IN INGHAM COUNTY, ...

_____
Notary Public

_____
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RICHARD D SCHUBERT INCORPORATED

EAST LANSING, MICHIGAN

DECEMBER 31, 2005

TABLE OF CONTENTS

LYLE D. HEPFER & COMPANY, P.C.

715 N. CEDAR STREET, LANSING, MICHIGAN 48906

CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT

February 21, 2006

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have audited the accompanying balance sheet of RICHARD D. SCHUBERT INCORPORATED as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard D. Schubert Incorporated as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Certified Public Accountants

RICHARD D. SCHUBERT INCORPORATED

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS
    Investments – Money Market Funds $ 6,791.75
    Investments – Money Market Funds   87,629.86
    Accounts Receivable   54,957.92

      TOTAL CURRENT ASSETS   149,379.53

FIXED ASSETS
    Furniture and Fixtures   5,418.93
    Vehicles   88,080.75
                                 93,499.68
    LESS Accumulated Depreciation   84,691.93

      NET FIXED ASSETS   8,807.75

      TOTAL ASSETS   158,187.28

LIABILITIES

CURRENT LIABILITIES
    Accounts Payable   1,728.72
    Accrued Taxes   1,151.40

      TOTAL CURRENT LIABILITIES   2,880.12

STOCKHOLDERS' EQUITY
    Common Stock - Par Value $10.00
      Authorized - 5,000 Shares
      Issued - 500 Shares   5,000.00
    Retained Earnings   150,307.16

      TOTAL STOCKHOLDERS' EQUITY   155,307.16

      TOTAL LIABILITIES AND EQUITY   158,187.28

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF INCOME

JANUARY 1, 2005 TO DECEMBER 31, 2005

INCOME		
Commissions	$ 526,859.04	
Interest	5,329.30	
TOTAL INCOME	532,188.34	100.0 %
EXPENSES		
Auto Expense	7,881.25	1.5
Depreciation	17,616.00	3.3
Dues & Subscriptions	776.00	0.1
Fees & Bonds	2,156.40	0.4
Legal & Accounting	3,255.00	0.6
Office Supplies	30.95	0.0
Postage	136.00	0.0
Rent	10,943.00	2.1
Salaries	50,000.00	9.4
Taxes - Payroll	3,825.00	0.7
Taxes - Single Business	4,612.00	0.9
Telephone	1,634.60	0.3
Travel, Entertainment & Seminars	18,158.41	3.4
TOTAL OPERATING EXPENSES	121,024.61	22.7
NET INCOME FOR THE YEAR	411,163.73	77.3
EARNINGS PER SHARE	822.33	

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF RETAINED EARNINGS

JANUARY 1, 2005 TO DECEMBER 31, 2005

BALANCE, JANUARY 1, 2005	$	129,046.03
ADD		
Net Income for the Year		411,163.73
Prior Period Adjustments		10,097.40
		550,307.16
DEDUCT		
Dividends Paid		400,000.00
BALANCE, DECEMBER 31, 2005		150,307.16

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF CASH FLOWS

JANUARY 1, 2005 TO DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year $ 411,163.73
Add (Deduct) Items Not Affecting Cash:
   Depreciation 17,616.00
   Decrease in Accounts Receivable 5,771.75
   Increase in Accounts Payable 68.45
   Decrease in Accrued Taxes (755.00)

TOTAL CASH FLOWS FROM OPERATING ACTIVITIES 433,864.93

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends Paid (400,000.00)

INCREASE IN CASH AND CASH EQUIVALENTS 33,864.93

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR 60,556.68

CASH AND CASH EQUIVALENTS, END OF YEAR 94,421.61

INTEREST PAID 0.00

FEDERAL INCOME TAXES PAID 0.00

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

COMPUTATION OF NET CAPITAL AND COMPUTATION OF 17a-5(d)(1)

JANUARY 1, 2005 TO DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total Ownership Equity	$ 155,307.16
Deduct Non-Allowable Assets	(8,807.75)
	146,499.41
Deduct Haircuts on Securities - Other	(1,888.43)
Net Capital	144,610.98

COMPUTATION OF 17a-5(d)(1) RESERVE REQUIREMENT

Minimum Net Capital Required	$ 288.01
Minimum Dollar Requirement	5,000.00
Net Capital Requirement (Greater of Above)	5,000.00
Excess Net Capital	139,610.98
Excess Net Capital @ 1000% (net cap - 10% of AI Liabilites)	158,496.94
Total AI Liabilities from Balance Sheet	2,880.12
Total Aggregate Indebtedness	2,880.12
Ratio of AI/NC	0

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

ORGANIZATION AND PURPOSE
    Richard D. Schubert Incorporated is a Michigan, USA Corporation which is engaged in the brokerage of securities and insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Assets and liabilities and revenues and expenditures are recognized on the accrual basis of accounting.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

    Property and equipment are stated at cost. Depreciation is computed using straight line using the useful lives ranging from 5 to 7 years.

EMPLOYEE RETIREMENT PLAN
    The company made no contributions to the pension plan for year 2005.

FEDERAL INCOME TAXES
    Richard D. Schubert, Inc. elected Subchapter S effective January 1, 1999. Therefore there are no federal income taxes recorded.

LYLE D. HEPFER & COMPANY, P.C.
715 N. CEDAR STREET, LANSING, MICHIGAN 48906

CERTIFIED PUBLIC ACCOUNTANTS
TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

February 21, 2006

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have examined the effectiveness of Richard D. Schubert Incorporated's internal control over financial reporting as of December 31, 2005 based on SEC rule 17a-5. Richard D. Schubert Incorporated's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the effectiveness of internal control based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Richard D. Schubert Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on SEC rule 17a-5.

Certified Public Accountants